NEWS RELEASE

Endeavour Appoints New Vice President, Mexico Operations;
Provides Update on Installation of New Ball Mill At Guanacevi

October 11, 2006 - Vancouver, Canada – Endeavour Silver Corp. (EDR: TSX, EDRGF: PNK, and EJD: FSE) is pleased to announce the appointment of David Drips, B.Sc. Mining Engineering, as its new Vice President, Mexico Operations.

Mr. Drips brings to Endeavour over 30 years experience in building and operating silver and gold mines, both underground and open pit, throughout Latin America. Most recently, David was Director General of Plata Panamericana, the Mexican subsidiary of Pan American Silver Corp., where he was responsible for turning around the operating performance of their La Colorada silver mine in Mexico.

David has previously held several senior management positions in mining, including Director General of Scorpio Mining in Cosala, Mexico where he led the pre-feasibility study and initial development program at the Nuestra Senora project; Vice President and Manager of Operations for American Mine Services in Boulder, Colorado where he managed several mine service divisions; General Manager for Bema Gold Corp. in Magadan, Russia overseeing the construction of the Julietta gold mine; General Manager for Hecla Mining Co. in Venezuela, managing the turn-around of the La Camorra mine into a profitable operating unit; and Founder and President of Intermountain Mine Services and Mineral Resources Engineering, which he built into a $7.5 million per year business.

David Drips will manage the Endeavour’s Mexico office in Durango City, where he will direct all of the Company’s Mexican silver mining operations. In addition to overseeing the expansion of Endeavour’s core asset, the Guanacevi Mines Project, Mr. Drips will also be a key member of the senior management team as the Company continues to grow through the acquisition of new silver mining projects throughout Mexico.

Like Endeavour, Dave has invested much of his career focusing on worker safety and environmental sustainability. Dave states, “Productivity and profitability are nothing more than the products of sound, safe work habits. I have found that mine teams and company personnel like nothing more than to take pride of ownership in their work. We want our people to feel Endeavour is their Company.”

Bradford Cooke, Chairman and CEO, commented, “I would like to extend a warm Endeavour welcome to Dave Drips as the newest member of our senior management group. Dave’s successful track record and extensive industry experience speak for themselves. His skill sets will be a great asset in facilitating Endeavour’s growth and profitability as we move forward.”

On a separate note, senior management recently conducted an onsite operational review of the plant refurbishment program at the Guanacevi Mines Project. Godfrey Walton, President and COO, reports that most of the new plant infrastructure is now complete, including the construction of the fine ore bin, related conveyor systems, and new ball mill foundations. However, the installation of the new 10 ½ x 12 ft. ball mill will not be completed until late October due to repeated delays in equipment and parts deliveries to the mill-site.

As a result, Endeavour will fall a bit short of its Q3 (400-500,000 oz silver) and 2006 (2.0 -2.2 million oz silver) production targets. Once the new ball mill is fully commissioned and its operating performance has been reviewed, management will set revised production targets for 2006. There are currently approximately 45,000 tonnes of ore in stockpiles awaiting processing through the plant as the mine continued to out-produce the plant in the third quarter.

Notwithstanding the unexpected delays in expanding the 2006 silver production at the Guanacevi Mines Project, management is still of the opinion the Company will meet or exceed its forecast for 2006 mine operating cashflow (US$8.5 to $10.5 million) because the silver price has materially exceeded the US$10 per oz used in the Company’s projections for 2006.

Endeavour Silver Corp. (EDR: TSX, EDRGF: PNK, and FSE: EJD) is a silver mining company focused on the aggressive growth of its silver production, reserves and resources in Mexico. The expansion program now underway at the high grade Guanacevi Mines Project in the state of Durango should propel Endeavour into the ranks of the top five primary silver producers.

On Behalf of the Board of Directors,
ENDEAVOUR SILVER CORP.

/s/ “Bradford J. Cooke”

Bradford J. Cooke
Chairman and CEO

For more information, please contact Hugh Clarke Toll free: 877-685-9775, tel: (604) 685-9775, fax: (604) 685-9744, email investorrelations@edrsilver.com or visit our website, www.edrsilver.com. The TSX Exchange has neither approved nor disapproved the contents of this news release.

CAUTIONARY DISCLAIMER – FORWARD LOOKING STATEMENTS

Certain statements contained herein regarding the Company and its operations constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements that are not historical facts, including without limitation statements regarding future estimates, plans, objectives, assumptions or expectations of future performance, are “forward-looking statements”. We caution you that such “forward looking statements” involve known and unknown risks and uncertainties that could cause actual results and future events to differ materially from those anticipated in such statements. Such risks and uncertainties include fluctuations in precious metal prices, unpredictable results of exploration activities, uncertainties inherent in the estimation of mineral reserves and resources, fluctuations in the costs of goods and services, problems associated with exploration and mining operations, changes in legal, social or political conditions in the jurisdictions where the Company operates, lack of appropriate funding and other risk factors, as discussed in the Company’s filings with Canadian and American Securities regulatory agencies. Resource and production goals and forecasts may be based on data insufficient to support them. Godfrey Walton, P.Geo. and/or Bradford Cooke, P.Geo. are the Qualified Persons for the Company as required by NI 43-101. The Company expressly disclaims any obligation to update any forward-looking statements. We seek safe harbour.